UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-32661

CUSIP NUMBER 754055-10-1

(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: September 30, 2010
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Raser Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

5152 North Edgewood Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Provo, Utah 84604

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent public accountants engaged to review the financial statements required to be filed with the Quarterly Report on Form 10-Q (the “Quarterly Report”) of Raser Technologies, Inc. (the “Company”) have informed the Company that they will be unable to complete their review of those financial statements prior to the designated filing date for the Quarterly Report.  The delay in completing the review could not be eliminated by the Company without unreasonable effort or expense.  Accordingly, the Company will be unable to file the Quarterly Report on a timely basis.  Based upon information provided by the Company’s independent public accountants, the Company believes it will be able to file the Quarterly Report for the quarter ended September 30, 2010 within the 5-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.  The statement of the Company’s independent public accountants required by Rule 12b-25(c) is attached as Exhibit A to this Report.

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(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John T. Perry	(801)	765-1200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net loss applicable to common stockholders of approximately $11.7 million for the quarter ended September 30, 2010 as compared to a net loss applicable to common stockholders of $3.8 million for the quarter ended September 30, 2009.  We also anticipate that the Company will report a net loss applicable to common stockholders of approximately $84.5 million for the nine months ended September 30, 2010 as compared to a net loss applicable to common stockholders of $14.2 million for the nine months ended September 30, 2009.

The increase in the Company's net loss for the three months ended September 30, 2010 was due primarily to a $6.3 million increase in interest expense as a result of the write-off of deferred financing fees associated with the $27 million payment to the Thermo No. 1 plant debt holders of the 7% senior secured notes.

The increase in the Company's net loss for the nine months ended September 30, 2010 was due primarily to $52.2 million of impairment charges incurred at the Company’s Thermo No. 1 plant during the second quarter of 2010 and a $6.3 million increase in interest expense as a result of the write-off of deferred financing fees associated with the $27 million payment to the Thermo No. 1 plant debt holders of the 7% senior secured notes.

Raser Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2010	By /s/ John T. Perry
John T. Perry
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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EXHIBIT A

[LETTERHEAD OF HEIN & ASSOCIATES LLP]

November 10, 2010

Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 200
Provo, Utah 84604

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Raser Technologies, Inc. (“Raser”).  We are unable to complete our SAS 100 review of Raser’s financial statements for the quarter ended September 30, 2010, and we will be unable to complete this review by the required filing date of November 9, 2010 without unreasonable effort or expense.

Sincerely,

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP
Certified Public Accountants

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